Joey Skinner

Chief Operating Officer at WhiteClouds

Greater Salt Lake City Area

Message ...

WhiteClouds

Weber State University

See contact info

500+ connections

Specialties: Executive Management Product Management, Software Development, Business Intelligence Software Workforce Scheduling Software, Manufacturing Scheduling, Manufacturing Software, Phone business apps, Game Programming,

Experience

Chief Operating Officer

WhiteClouds

Jul 2015 – Present • 3 yrs 1 mo

Ogden, Utah

COO of an amazing company with a bright future. Responsible for all operations of the company. WhiteClouds leads the 3D printing industry with unmatched capabilities. With an in-house team of designers as well as 3D print production professionals, we are increasingly sought after as experts in this area. Given recent equipment acquisitions, we are one of the largest 3D printing service bureaus in the world. Our full-color printing capacity allow us to dominate architectural and character modeling. Our expertise pulls us into new markets and sciences.

Senior Product Manager

Eide Bailly

Jan 2011 – Jul 2015 • 4 yrs 7 mos

Ogden, Utah

Professional Consulting
Advanced Planning and Scheduling.
Business application development and customization.

Replicon

Scheduling Specialist

Replicon

Feb 2009 – Jan 2011 • 2 yrs

MySchedule.Net

CTO

MySchedule.Net

2005 – 2008 • 3 yrs

Technology provider of Workforce Scheduling solutions.

Applie

Applied Materials

Scheduling Consultant
Applied Materials
2005 – 2008 • 3 yrs

Show 5 more experiences

Education

Weber State University

Weber State University
B.S., Electronics Engineering
1989 – 1991

Skills & Endorsements

Software Development · 64

Endorsed by **Jarrod Ribble and 1 other who is highly skilled at this**

Endorsed by **3 of Joey's colleagues at SGS Technology**

Product Management · 54

Endorsed by **Marty Petraitis and 1 other who is highly skilled at this**

Endorsed by **2 of Joey's colleagues at SGS Technology**

Enterprise Software · 26

Endorsed by **5 of Joey's colleagues at Applied Materials**

Show more

Recommendations

Received (0) Given (6)

Jeff Wadman

Jeff Wadman
Professional Sales Major BASc at Weber State University
January 15, 2018, Joey was a client of Jeff's

Jeff Wadman is a professional in every way. He is an expert in humans, horses, and business. I would most highly recommend Jeff to any company or individual who believes in high values and honest success. If you are looking to hire him, do it quick, you won't want to miss out on him. If you are looking to be a client of his, you will be overwhelmingly satisfied. He is classy, hard working, knowledgeable, friendly, and ethical. He has helped me tremendously.

Andy Willis

Andy Willis
Founder at Wintergold Software
August 9, 2014, Joey worked with Andy but at different companies

Andy is an extremely bright professional who will excel wherever he is. I appreciate his honesty, his knowledge, and his charisma. He is very talented at many things and surpasses all norms when it comes to interpersonal skills. I recommend him to any company who is looking for someone who will work foster professionalism and teamwork without worrying about a big ego fitting in. There is no ego here.

Show more